ARMADA ACQUISITION CORP. II

1760 Market Street, Suite 602

Philadelphia, Pennsylvania 19103

May 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan

   David Link

   William Demarest

   Jennifer Monick

Re:	Armada Acquisition Corp. II

Registration Statement on Form S-1

File No. 333-286110

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Armada Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 20, 2025, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Stephen P. Herbert
Stephen P. Herbert
Chief Executive Officer